Exhibit 1U-99.1

Annual Letter | May 26, 2026

Dear Shareholders,

I am pleased to report that Park View OZ REIT delivered strong relative performance over the past year. This was achieved during a difficult period broadly for commercial real estate and QOFs in general. Although publicly available QOF tracking data is still limited, based on our review of available information we believe that over both the past year and 5-year periods many of our QOF peers experienced valuation declines. Against that backdrop, we have held our share offering price steady, reflecting what we believe is resilient operating performance and a strong market position going forward. Two deliberate decisions also worked in our favor during this period: avoiding leverage (debt) in a declining market, and only committing to invest capital we had already raised.

Our initial investment at 2209 North Boulevard in Tampa Heights, Florida is a clear example of this strength. Many sunbelt markets, including Tampa, saw a wave of new residential construction enter the market, causing rental rates to soften and vacancies to rise. We were not immune to these pressures. The year brought some vacancy and largely flat rental rates, but the attractive location and physical layout of our townhouses enabled the fund to come through this difficult market. The property is again at full occupancy. We believe the long-term outlook for the property is excellent. Tampa Heights is seeing significant new construction in formerly vacant lots and many older buildings have undergone substantial renovation. This momentum reflects both the neighborhood's exceptional location, along the Hillsborough River and adjacent to downtown Tampa, and the opportunity zone benefits that are steering capital to the area as a whole.

The past year was a landmark one for opportunity zone tax incentives. At this time last year, significant uncertainty hung over the program; OZ 1.0 was set to expire for new investments on December 31, 2026, though tax incentives for existing investors would have continued through 2047. That uncertainty was resolved on July 4, 2025, when OZs were made a permanent part of the U.S. tax code as part of a broader tax bill. The program continues to enjoy rare bipartisan support in Congress.

The new legislation, known as OZ 2.0, takes effect January 1, 2027. For existing QOF shareholders, the most significant benefit is the permanent exclusion of any appreciation in your QOF investment from federal taxation, a protection that remains in effect through 2047. One important date to note: the deferral of your original capital gain liability ends in 2026, with that tax due in the spring of 2027.

The two programs are similar in many respects. For qualified opportunity funds like ours, compliance requirements are largely unchanged, though OZ 2.0 adds reporting obligations designed to measure community impact, such as the number of jobs created through the fund's investments. The most notable difference is in how the tax incentives are structured: OZ 1.0 used fixed calendar dates that applied equally to all investors, while OZ 2.0 uses rolling dates tied to each investor's individual purchase date.

Below is a table that compares the tax incentives of the two programs. The 180-day eligibility period is unchanged under OZ 2.0, but the deferral of the original capital gain, the partial gain elimination benefit, and the period available for tax-free appreciation on the QOF investment are all significantly enhanced.

Current OZ Program OZ 2.0 QOF investments from capital gains QOF investments made after January Timing of eligible investments realized on or prior to December 31, , 2027. . Capital is eligible up to the amount of Capital is eligible up to the amount of Capital eligible for QOF tax incentives capital gains realized within the last capital gains realized within the last days. days. 5 years from the date of the QOF Deferral benefit on the original investment. Until December 31, 2026. capital gain Eliminates 10% of the tax liability if the QOF is held for the full 5-year period. Eliminates 100% of capital gains. Eliminates 100% of capital gains. Capital gain elimination benefit on the QOF investment This benefit expires December 31, This benefit expires 30 years from the . date of purchase.

We are continuing to educate investors and tax professionals about opportunity zone tax incentives and position Park View OZ REIT as an advantageous tax planning vehicle for eligible investors. I personally have been writing articles about opportunity zone tax incentives for Thomson Reuters for many years and recently started writing for Kiplinger. I also continue to teach CPAs about opportunity zone tax incentives through continuing education courses. Since the passage of the permanent OZ legislation, we have already seen a pick-up in OZ interest and we expect it to increase as the start of OZ 2.0 draws closer.

I believe the coming year will be one of meaningful growth for the fund. We are the only QOF offering shares of stock. This gives our investors two important advantages. The first is the convenience to be able to buy and sell our shares in a brokerage account without having to deal with accreditation requirements, K-1 tax forms, or capital lock-ups. Second, our investors have the freedom to control their own holding period. This opens the potential for a wide range of tax planning strategies. We are the only investment vehicle, to our knowledge, that combines the tax efficiency of OZ incentives with unrestricted stock, public company transparency, and the investor-aligned structure that PVOZ offers. As OZ 2.0 draws closer and its enhanced incentives take hold, I think the program will attract significantly greater attention. I am optimistic that by this time next year, Park View OZ REIT will have welcomed many new investors and hold a larger, more diversified portfolio of OZ properties.

I encourage you to visit http://parkviewozreit.com which has more information about the fund and the opportunity program in general. I welcome you to contact me with any additional questions.

Sincerely,

Michael Kelley

CEO

About Park View OZ REIT

Park View OZ REIT (PVOZ) is the only Qualified Opportunity Fund (QOF) to offer freely tradable shares of stock. We give all investors access to powerful opportunity zone tax incentives and provide the flexibility needed to create a myriad of tax-efficient wealth management strategies. The proceeds of this offering will be invested in opportunity zone properties throughout the U.S. Our unique structure is highly advantageous for investors with capital gains, facilitating compound tax-efficient growth. For more information about the company, visit www.parkviewozreit.com.

Cautionary Note Regarding Forward-Looking Statements

The information discussed in this update includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included herein concerning, among other things, changes to exchange rates and their impact on the Company, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties and are not (and should not be considered to be) guarantees of future performance. Refer to our risk factors set forth in our reports filed on Edgar. The Company disclaims any obligation to update any forward-looking statement made here.

Media Contact:
Grace Anderson
grace@parkviewinv.com
www.parkviewozreit.com

Michael F Kelley

Park View Investments

One Beacon Street

32nd Floor

Boston, MA 02108

617-971-8807

www.parkviewozreit.com